Mail Stop 0407
						June 21, 2005

Via  U.S.  Mail and Fax (781) 251-4655
Mr. Keith Farrish
Vice President of Finance and Chief Financial Officer
Lojack Corporation
200 Lowder Brook Drive, Suite 100
Westwood, MA  02090

	RE:	Lojack Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 15, 2005

		Forms 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 1-8439

Dear Mr. Farrish:

      We have reviewed your supplemental response letters dated
April
28, and June 9, 2005 as well as your filings and have the following comments. As noted in our comment letter dated March 31, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Year Ended December 31, 2004

Note 1. The Company and Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 41

Please refer to prior comment #9.

1. Based on your response, revise to recognize the revenue arrangement in which you are not the primary obligor based on the net amount retained under EITF 99-19.

2. For the revenue arrangement in which you are the primary obligor, tell us if the accrued warranty costs, as disclosed on page 42 of your 2004 Form 10-K, include a provision for the Lojack Guarantee Plus 5000. If not, tell us why a provision is not necessary and your basis for your conclusion. Reference your response to the appropriate accounting literature.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


							Sincerely,



							Larry Spirgel
							Assistant Director





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Mr. Keith Farrish
Lojack Corporation
June 21, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE